Exhibit 99.1

Yandex.Taxi Expands into the Regions

MOSCOW and AMSTERDAM, the Netherlands, July 15, 2019 -- Yandex (NASDAQ:YNDX), a technology company that builds intelligent products and services powered by machine learning, today announced that MLU B.V. (“MLU”), Yandex’s ride-sharing and food delivery joint venture with Uber, has agreed to acquire the IP and call-centers of the Vezet group of companies in Russia.

The current shareholders of Vezet will receive new shares in MLU, representing up to 3.6% of the issued share capital of the company at closing, together with up to $71.5 million in cash, subject to certain operating and integration milestones. Following the completion of the acquisition, Yandex NV will own 56.2% of MLU, Uber will own 35.0%, and approximately 5.3% will be held by employees under the MLU equity incentive plan.

After the closing of the transaction, in addition to the Yandex.Taxi and Uber Russia apps, consumers will be able to order a taxi by using Rutaxi and Vezet mobile applications or by using the Vezet call center. Vezet customers will also benefit from various MLU technologies that enhance safety and security. Driver-side apps will be integrated into a single technology platform. As a result, our passengers will see lower wait times while drivers will benefit from increased utilization rates. MLU and Vezet will continue to invest in driver training and support centers, driver loyalty programs, and other services that support drivers and fleet management companies.

MLU also plans to invest approximately 8 billion rubles in the Russian regions over the next three years. Half of this investment will be aimed at developing the safety and security of our services, with the other half aimed at supporting regional drivers and taxi fleet companies.

The companies expect to close the deal by the end of 2019. The transaction has been approved by the Supervisory Board of MLU and by the Boards of Directors of Yandex NV and Vezet, and is subject to approval by the Russian Federal Antimonopoly Service.

About Vezet

The Vezet group of companies was established in May 2017, following the merger of two local companies, Saturn and Rutaxi. As of today, its ride-sharing service is available in 123 Russian cities under the Vezet, Taxi Saturn, Fasten and Red Taxi brands. Vezet offers flexible terms of partnership to taxi fleet companies and provides its users with the opportunity to order a taxi either via a mobile application or over the phone. Call processing takes an average of 20 seconds, which is one of the best results across the industry.

About MLU B.V.

MLU was created in February 2018 as a result of the combination of the ride-sharing businesses of Yandex (NASDAQ: YNDX) and Uber (NYSE: UBER) across Russia and six neighboring countries. Since then it has been operating ride-sharing services in Russia and the CIS under the “Yandex.Taxi” and “Uber” brands. MLU is actively using its technological and operational expertise to expand into international markets. As of today, it offers ride-sharing services in 18 countries including in Eastern Europe, Africa and the Middle East. MLU also operates its food delivery service Yandex.Eats and meal kit service Yandex.Chef.

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the anticipated closing of the transaction described above, the successful combination of the two businesses, and the impact of such transaction on Yandex’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the satisfaction of the conditions to closing, the risks inherent in complex business combinations, and the impact of macroeconomic and geopolitical developments affecting the Russian and regional economy, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of July 15, 2019, and Yandex undertakes no duty to update this information unless required by law.

For press enquiries, please contact:

Yandex:

Yandex press office:

Ilya Grabovskiy

+7 495 739-70-00

pr@yandex-team.ru

Yandex.Taxi press office:

Vladimir Isaev, Asya Melkumova

+7 495 739-70-00

pr@yandex-team.ru

Vezet group press-office:

Zoya Austriyskaya

+7 961 538-69-96

pr@vezet.ru